CRUZANI, INC.

3500 LENNOX ROAD, SUITE 1500

ATLANTA, GA 30326

October 16, 2018

Amy Geddes

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cruzani, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed April 4, 2018
Form 10-K/A for the Year Ended December 31, 2017 Filed April 9, 2018 File No. 000-54624

Dear Ms. Geddes:

By letter dated October 9, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Cruzani, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K/A for the year ended December 31, 2017 filed on April 9, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 7

1.	We note your presentation of your assessment of Disclosure Controls and Procedures, as well as your disclosure that there were no changes in internal control over financial reporting during the quarter ended December 31, 2017. However, you have not included your assessment of Internal Control over Financial Reporting, as required by Item 308 of Regulation S-K. Please file an amended Form 10-K to include this assessment.

Response: The Company is filing on Form 10-K/A Amendment No. 2 to its annual report on Form 10-K (the “Amended 10-K/A”). The Amended 10-K/A will reflect the following disclosure as the entirety of Item 9A.

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“Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “‘Exchange Act’“). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2017 in ensuring that material information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

Based on the foregoing, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

To address these material weaknesses, management engaged financial consultants, performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company. Our internal control system was designed to, in general, provide reasonable assurance to the Company’s management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. The framework used by management in making that assessment was the criteria set forth in the document entitled “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, during the period covered by this report, such internal controls and procedures were not effective as of December 31, 2017 and that material weaknesses in ICFR existed as more fully described below.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified certain material weaknesses, described below, which have caused management to conclude that as of December 31, 2017 our internal controls over financial reporting were not effective at the reasonable assurance level. We do not have written documentation of our internal control policies and procedures and we do not have sufficient resources in our accounting function, which restricts the Company’s ability to gather, analyze and properly review information related to financial reporting in a timely manner. In addition, management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures. Finally, management evaluated the impact of the lack of timely communication between non–financial personnel and financial personnel on our assessment of our reporting controls and procedures. As a result of such evaluations, management has concluded that these control deficiencies represent material weaknesses.

Notwithstanding the assessment that our ICFR was not effective and that there are material weaknesses as identified herein, we believe that our consolidated financial statements contained in this Annual Report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm as we are a smaller reporting company and are not required to provide the report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

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Form 10-K/A for the Year Ended December 31, 2017

Exhibits

2.	We note that your amended Form 10-K/A includes only the revised report of your independent registered public accounting firm and Section 906 Certifications. Please file an amended Form 10-K to include the entire Item 8, including the full set of financial statements, as required by Rule 12b-15 of Regulation 12B. Also, please include the required Section 302 Certifications in your amended Form 10-K. Please also note that the current references to the “quarterly” report on Form 10-K in bullet point 1 in each Section 906 certification should be revised to refer to the annual report.

Response: The Amended 10-K/A will include the items requested in the foregoing comment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Everett M. Dickson

Chief Executive Officer

Cruzani, Inc.

3500 Lennox Road, Suite 1500

Atlanta, GA 30326

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